UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAXLINEAR, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57776J100

(CUSIP Number)

Theodore Tewksbury, Ph.D.

Entropic Communications, Inc.

6350 Sequence Drive

San Diego, CA 92121

(858)768-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jason L. Kent, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57776J100

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Entropic Communications, Inc. 33-0947630
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power -0-
	8.	Shared voting power 5,451,503 (1)
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 5,451,503 (1)
11.	Aggregate amount beneficially owned by each reporting person 5,451,503 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.4% (2)
14.	Type of reporting person (see instructions) CO

(1)	Represents 5,451,503 shares of MaxLinear Common Stock (as defined in Item 1) held by officers, directors and their stockholder affiliates of MaxLinear, Inc. (“MaxLinear”) who entered into Voting Agreements dated February 3, 2015 with Entropic Communications, Inc. (the “MaxLinear Voting Agreements”). If 1,490,315 shares of MaxLinear Common Stock issuable upon exercise of outstanding options that are vested as of April 3, 2015 and 27,446 shares of MaxLinear Common Stock issuable upon settlement of restricted stock units that are vested as of April 3, 2015 held by officers, directors and their stockholder affiliates of MaxLinear) who entered into MaxLinear Voting Agreements are also included, the total is 6,969,264 (see Schedule II). Pursuant to the MaxLinear Voting Agreements, such stockholders must vote their shares of MaxLinear Common Stock in favor of the issuance of shares of MaxLinear Class A Common Stock (as defined in Item 1) in the Merger (as defined in Item 1), and such stockholders granted Entropic Communications, Inc. an irrevocable proxy.
(2)	See Item 5. If 1,490,315 shares of MaxLinear Common Stock issuable upon exercise of outstanding options that are vested as of April 3, 2015 and 27,446 shares of MaxLinear Common Stock issuable upon settlement of restricted stock units that are vested as of April 3, 2015 held by officers, directors and their stockholder affiliates of MaxLinear) who entered into MaxLinear Voting Agreements are also included, the percentage is 17.7%, after adding such options and restricted stock units to the outstanding MaxLinear Common Stock.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (“MaxLinear Class A Common Stock”), and Class B Common Stock, $0.0001 per share (“MaxLinear Class B Common Stock,” and together with the Class A Common Stock, the “MaxLinear Common Stock”) of MaxLinear, Inc., a Delaware corporation (“MaxLinear”). The principal executive offices of MaxLinear are located at 5966 La Place Court, Suite 100, Carlsbad, CA 92008.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by Entropic Communications, Inc. (the “Reporting Person”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). The Reporting Person is a Delaware corporation with its principal executive offices located at 6350 Sequence Drive, San Diego, CA 92121. The Reporting Person is a world leader in semiconductor solutions for the connected home.

To the best of the Reporting Person’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of the Reporting Person:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 3, 2015, the Reporting Person entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MaxLinear, Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear (“Merger Sub One”), and Excalibur Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of MaxLinear (“Merger Sub Two”). Pursuant to the Merger Agreement, Merger Sub One will be merged with and into the Reporting Person and the Reporting Person will continue as the surviving corporation and as a wholly-owned subsidiary of MaxLinear (the “First Step Merger”). In connection with the First Step Merger, all of the issued and outstanding shares of Common Stock of the Reporting Person, par value $0.001 per share (the “Company Common Stock”), will be cancelled and converted into the right to receive consideration per share consisting of (a) an amount in cash equal to $1.20 (the “Cash Consideration”) plus (b) 0.2200 of a share of MaxLinear’s Class A Common Stock, par value $0.0001 per share (the “Stock Consideration”) plus (c) any cash payable in lieu of fractional shares of MaxLinear’s Class A Common Stock otherwise issuable as Stock Consideration. As soon as practicable following the First Step Merger, MaxLinear will cause the Reporting Person to merge with and into Merger Sub Two (taken together with the First Step Merger, the “Merger”), with Merger Sub Two as the surviving entity. The Merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

As an inducement to enter into the Merger Agreement, and in consideration thereof, certain directors and executive officers (and their affiliated entities) of MaxLinear, in their respective capacities as stockholders of MaxLinear (the “Stockholders”), have entered into voting agreements with the Reporting Person (the “MaxLinear Voting Agreements”), pursuant to which such stockholders have agreed, among other things, to vote their respective shares of MaxLinear Common Stock in favor of the approval of the issuance of shares of MaxLinear Class A Common Stock pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the MaxLinear Voting Agreements, each Stockholder has irrevocably appointed the Reporting Person as proxy to vote the shares of MaxLinear Common Stock to which a Stockholder has voting power and which are held in such Stockholder’s name, place and stead, at any annual, special or other meeting or action of the stockholders of MaxLinear, as applicable, or at any adjournment thereof.

Shared dispositive power with respect to shares of MaxLinear Common Stock beneficially owned by the Stockholders may be deemed to have been acquired through execution of the MaxLinear Voting Agreements. The Reporting Person has not expended any funds in connection with the execution of the MaxLinear Voting Agreements, except for the transaction expenses (funded by the Reporting Person’s working capital) otherwise to be incurred in connection with the Merger.

A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. The form of MaxLinear Voting Agreement is attached hereto as Exhibit 2 to this Schedule 13D. References to, and descriptions of, the Merger Agreement and the MaxLinear Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of MaxLinear Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the MaxLinear Voting Agreements is to enable MaxLinear to acquire control of, and ultimately the entire equity interest in, the Reporting Person. Upon consummation of the Merger, the size of the MaxLinear board will be increased by one member to 7 members, and Theodore Tewksbury, Ph.D., a current member of the Reporting Person’s board and the current Interim President and Chief Executive Officer of the Reporting Person, will be appointed to the MaxLinear board to fill the vacancy created by the increase.

Consummation of the Merger is subject to certain closing conditions, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of certain filings with the Securities and Exchange Commission, approvals by the Reporting Person’s stockholders (with holders of no more than 15% of the outstanding shares of common stock of the Reporting Person exercising dissenters’ rights) and MaxLinear’s stockholders, and receipt of opinions from legal counsel regarding the intended tax treatment of the Merger. The parties have made certain representations, warranties, and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of reasonable best efforts to cause the conditions to the Merger to be satisfied.

Neither the Reporting Person nor MaxLinear is permitted to solicit, initiate, induce or knowingly encourage or knowingly facilitate any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this imitation, prior to a party’s stockholders’ approving the transaction, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under the General Corporation Law of the State of Delaware. Each party may also terminate the Merger Agreement in order to enter into a transaction constituting a superior proposal.

The Merger Agreement contains certain termination rights and further provides that, under certain circumstances, either party must pay the other party a termination fee of $11,650,000 or reimburse the other party’s expenses up to $2,500,000 upon termination of the Merger Agreement under specified circumstances set forth in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Reporting Person’s stock options to purchase shares of the Reporting Person Common Stock (each, a “Reporting Person Stock Option”) that are outstanding immediately prior to the Effective Time and are held by employees, consultants or directors of the Reporting Person (or any of its subsidiaries) as of immediately prior to the Effective Time who will remain or become an employee, consultant or director of MaxLinear or any of its subsidiaries (including the Reporting Person or any of its subsidiaries) immediately after the Effective Time (each, a “Continuing Service Provider”), whether or not then vested or exercisable (the “Assumed Options”), shall be assumed by MaxLinear and converted into an option to acquire a number of shares of MaxLinear Class A Common Stock. Each such Assumed Option shall be subject to the same terms and conditions as applied to the Reporting Person Stock Option immediately prior to the Effective Time (including the vesting schedule applicable thereto), except that (a) the number of shares of MaxLinear Class A Common Stock subject to such Assumed Option shall be equal to the product obtained by multiplying (i) the number of shares of Reporting Person Common Stock subject to the Reporting Person Stock Option as of immediately prior to the Effective Time by (ii) the Option Exchange Ratio (as defined below) (with the resulting number rounded down to the nearest whole share of MaxLinear Class A Common Stock), and (b) the per share exercise price of each Assumed Option shall be equal to the quotient obtained by dividing (i) the per share exercise price at which such Assumed Option was exercisable immediately prior to the Effective Time by (ii) the Option Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Reporting Person Stock Option that is outstanding immediately prior to the Effective Time and is held by a person who is not a Continuing Service Provider shall not be assumed by MaxLinear and shall be cancelled for no consideration and have no further effect following the Effective Time.

Pursuant further to the terms of the Merger Agreement, at the Effective Time, each equity award representing the right to receive in the future shares of Reporting Person Common Stock in accordance with a vesting schedule or issuance schedule, and that is not a Reporting Person Performance Stock Unit (each, a “Reporting Person Restricted Stock Unit”) and each equity award representing the right to receive in the future shares of Reporting Person Common Stock in accordance with a performance-based vesting schedule or issuance schedule (each, a “Reporting Person Performance Stock Unit”) that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider and that is solely subject to time-based vesting, or with respect to Reporting Person Performance Stock Units, that convert into awards as of the Effective Time that are solely subject to time-based vesting consistent with the terms of the Merger Agreement, whether or not then vested or exercisable (each, an “Assumed Unit”) shall be assumed by MaxLinear and converted into an award to receive shares of MaxLinear Class A Common Stock subject to the same terms and conditions (including as to vesting and issuance) as were applicable to such Assumed Unit immediately prior to the Effective Time, except that each such Assumed Unit shall be converted into an award to receive that number of shares of MaxLinear Class A Common Stock equal to the product obtained by multiplying (a) the number of shares of Reporting Person Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (b) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share of MaxLinear Class A Common Stock. Each Reporting Person Restricted Stock Unit and each Reporting Person Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a person that is not a Continuing Service Provider shall not be assumed by MaxLinear and shall be cancelled for no consideration and have no further effect following the Effective Time. The number of Reporting Person Performance Stock Units that will be considered Assumed Units will be calculated consistent with the terms of the Merger Agreement and all other Reporting Person Performance Stock Units shall be cancelled for no consideration and have no further effect following the Effective Time.

For purposes of the above referenced calculations relating to the Assumed Options and Assumed Units, the “Option Exchange Ratio” means the sum of (a) the Stock Consideration plus (b) the quotient obtained by dividing (i) the Cash Consideration, by (ii) the volume weighted average closing price of MaxLinear’s Class A Common Stock as reported on the New York Stock Exchange over the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the closing date of the Merger. The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D (including any information incorporated by reference), the Reporting Person has no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The beneficial ownership percentages described in this Schedule 13D are based on a total of 37,937,476 shares of MaxLinear Common Stock deemed to be outstanding as of February 2, 2015, as represented to the Reporting Person by MaxLinear, which includes 30,959,642 shares of MaxLinear Class A Common Stock and 6,977,834 shares of MaxLinear Class B Common Stock.

(a)	As of the date hereof, the Reporting Person owns no shares of MaxLinear Common Stock. For purposes of Rule 13d-3 under the Act, however, as a result of entering into the MaxLinear Voting Agreement, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 5,451,503 shares of MaxLinear Common Stock (or 6,696,264 shares including shares issuable upon exercise of options or in settlement of restricted stock units vested as of April 3, 2015), representing approximately 14.4% (or 17.7% including such shares issuable upon exercise of options or in settlement of restricted stock units vested as of April 3, 2015) of the shares of MaxLinear Common Stock outstanding as of February 2, 2015.

Except as set forth in this Schedule 13D, to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person nor any of its directors and executive officers named in Schedule I hereto owns any shares of MaxLinear Common Stock.

c)	Except for the transactions described herein, (1) to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in shares of MaxLinear Common Stock during the past 60 days.

d)	Other than the Stockholders identified in Item 3 party to the MaxLinear Voting Agreement in the form of Exhibit 2 to this Schedule 13D and incorporated herein by reference, to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MaxLinear Common Stock beneficially owned by the Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on February 3, 2015, the Reporting Person entered into the MaxLinear Voting Agreements with Stockholders. During the term of the MaxLinear Voting Agreements, except as otherwise provided therein, each Stockholder agreed not to: (A) directly or indirectly, sell, transfer, pledge, assign, or otherwise encumber or dispose of any of the shares of MaxLinear Common Stock beneficially owned by the Stockholder, or agree to do any of the foregoing; or (B) take any other action that would make any representation or warranty of the Stockholder under the applicable MaxLinear Voting Agreement untrue or incorrect in any material respect.

Except for the agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of MaxLinear, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the MaxLinear Voting Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of MaxLinear Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and which are incorporated herein in their entirety by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among Entropic Communications, Inc., MaxLinear, Inc., Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC (incorporated herein by reference to Exhibit 2.1 to Entropic Communications, Inc.’s Current Report on Form 8-K filed on February 5, 2015).

2	Form of MaxLinear Voting Agreement (incorporated herein by reference to Exhibit 2.2 to Entropic Communications, Inc.’s Current Report on Form 8-K filed on February 5, 2015).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2015

ENTROPIC COMMUNICATIONS, INC.

By:	/s/ Lance Bridges
Name:	Lance Bridges
Title:	Senior Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address and present principal occupation of each of the directors and executive officers of the Reporting Person are set forth below. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation	Address of Corporation or Other Organization (if different from the address provided in Column 1)
*Theodore Tewksbury, Ph.D. Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Chief Executive Officer and Director of Entropic Communications, Inc.

Lance Bridges Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Senior Vice President and General Counsel

Shannon Catalano Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Vice President, Accounting and Chief Accounting Officer

Charles Lesko Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Senior Vice President, Global Sales

David Lyle Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Chief Financial Officer

F. Matthew Rhodes Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Senior Vice President, Global Marketing

Name and Business Address	Present Principal Occupation	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
*Robert Bailey Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	None	6023 Birch Point Road Blaine, WA 98230

*Keith Bechard Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Owner of Pear Lake Consulting, LLC	1178 Twin Peaks Circle Longmont, CO 80503

*William Bock Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	President of Silicon Laboratories, Inc.	400 West Cesar Chavez Austin, TX 78701

*Kenneth Merchant Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Chair of Accountancy at the University of Southern California	3660 Trousdale Parkway Los Angeles, CA 90089

*Umesh Padval Entropic Communications, Inc. 6350 Sequence Drive San Diego, CA 92121	Partner at Bessemer Venture Partners	535 Middlefield Road, Suite 245 Menlo Park, CA 94025

SCHEDULE II

Shares of MaxLinear Common Stock Beneficially Owned by Stockholders

Row	Stockholder	Shares of MaxLinear Common Stock Owned		Shares of MaxLinear Common Stock issuable upon exercise of outstanding options that are vested as of April 3, 2015(17)		Shares of MaxLinear Class A Common Stock issuable upon settlement of restricted stock units that are vested as of April 3, 2015	Total

1	Kishore Seendripu, Ph.D.	4,052,756	(1)	514,528	(11)	5,586	4,572,870
2	Adam C. Spice	167,968	(2)	103,032		3,791	274,791
3	Thomas E. Pardun	55,531	(3)	66,581	(12)	—	122,112
4	Curtis Ling, Ph.D.	751,444	(4)	231,513	(13)	5,937	988,894
5	Madhukar Reddy, Ph.D.	169,397	(5)	332,556	(14)	3,853	505,806
6	Steven C. Craddock	55,531	(6)	38,770		—	94,301
7	Donald E. Schrock	55,531	(7)	66,581	(15)	—	122,112
8	Albert J. Moyer	55,531	(8)	66,581	(16)	—	122,112
9	Michael J. LaChance	61,423	(9)	65,476		3,202	130,101
10	Will Torgerson	26,391	(10)	4,697		5,077	36,165

	TOTAL:	5,451,503		1,490,315		27,446	6,969,264

(1)	Includes 3,544,701 Class B Shares held by the Seendripu Family Trust, 178,979 Class B Shares held by the Rekha S. Seendripu Annuity Trust, 178,979 Class B Shares held by the Kishore V. Seendripu Annuity Trust, 18,920 Class B Shares held by the Seendripu Relatives Trust, and 131,177 Class A Shares.
(2)	Includes 167,968 Class A Shares.
(3)	Includes 55,531 Class A Shares.
(4)	Includes 74,605 Class A Shares and 676,839 Class B Shares.
(5)	Includes 23,469 Class B Shares held by Madhukar Reddy as Custodian for Arnav Reddy UTMA, 23,469 Class B Shares held by Madhukar Reddy as Custodian for Anavi Reddy UTMA, 94,029 Class A Shares and 28,430 Class B Shares.
(6)	Includes 55,531 Class A Shares.
(7)	Includes 55,531 Class A Shares.
(8)	Includes 55,531 Class A Shares.
(9)	Includes 61,423 Class A Shares.
(10)	Includes 26,391 Class A Shares.
(11)	Includes options for 202,379 Class A Shares and options for 312,149 Class B Shares.
(12)	Includes options for 32,006 Class A Shares and options for 34,575 Class B Shares.
(13)	Includes options for 145,043 Class A Shares and options for 86,470 Class B Shares.
(14)	Includes options for 93,551 Class A Shares and options for 239,005 Class B Shares.
(15)	Includes options for 32,006 Class A Shares and options for 34,575 Class B Shares.
(16)	Includes options for 32,006 Class A Shares and options for 34,575 Class B Shares.
(17)	Amounts are for Class A Shares, unless otherwise noted.